UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of June 30, 2004.

Commission File Number 000-24069


                             PEAKSOFT MULTINET CORP.
               (Translation of registrant's name into English)


                                PeakSoft Multinet
                        3930 Meridian Street, Suite C117
                              Bellingham, WA 98226
                                       USA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |X| No |_|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-0-24069.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 PEAKSOFT MULTINET CORP.

Date 08/12/2004                               By    /s/ T. W. Metz
                                                 -----------------------
                                                     Timothy W. Metz
                                           President & Chief Executive Officer


______________________
*Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)

                             PEAKSOFT MULTINET CORP.
                        CONSOLIDATED FINANCIAL STATEMENTS
                                        &
                                     REPORT
                       FOR THE QUARTER ENDED 30 JUNE 2004

                      (Prepared by Management - Unaudited)

                             PEAKSOFT MULTINET CORP.

                Form 52-109FT2 - Certification of Interim Filings

I, Timothy W. Metz, President & Chief Executive Officer, certify that:

      (1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of PeakSoft Multinet Corp. for the period ending June 30, 2004;

      (2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

      (3) Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004


      /s/ T. W. Metz
      --------------
      Timothy W. Metz
      President & Chief Executive Officer
      PeakSoft Multinet Corp.

                             PEAKSOFT MULTINET CORP.

                Form 52-109FT2 - Certification of Interim Filings

For the purpose of this certification I, Timothy W. Metz, President & Chief Executive Officer acting as Chief Financial Officer, certify that:

      (4) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of PeakSoft Multinet Corp. for the period ending June 30, 2004;

      (5) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

      (6) Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004


      /s/ T. W. Metz
      --------------
      Timothy W. Metz
      President & Chief Executive Officer (acting as Chief Financial Officer for the purpose of this certification)
      PeakSoft Multinet Corp.

12 August 2004

LETTER TO SHAREHOLDERS

Dear Shareholders;

A lack of operating capital made it necessary for the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or finalizes a merger/acquisition transaction.

During the previous period, the Ontario Securities Commission and the British Columbia Securities Commission joined the Alberta Securities Commission in issuing Orders granting the partial revocation of the cease trade orders that the Company sought in its applications in May 2003. As previously reported, The Alberta Securities Commission issued its order in July 2003.

With the partial revocation of the cease trade orders and our current reporting status in both Canada and the United States, we are focusing upon merger/acquisition activities and believe that we will be able to secure opportunities for the Company in the near future.

Sincerely yours,


/s/ T. W. Metz
--------------
Timothy W. Metz
Chairman and Chief Executive Officer
12 August 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS
Period Ended June 30, 2004 Compared to Period Ended June 30, 2003

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Overall operating expenses increased from CDN $211,959 for the quarter ended June 30, 2003 to CDN $214,366 in the comparable quarter in 2004, an increase of ..012%. Loss for the third quarter increased from CDN $211,959 for the quarter ended June 30, 2003 to CDN $214,366 in the comparable quarter in 2004, an increase of .012%.

General and administrative expenses increased from CDN $121,240 for the quarter ended June 30, 2003 to CDN $123,648 in the comparable period in 2004, an increase of .0199%.

Selling and marketing expenses remained at CDN $0 for the quarter ended June 30, 2004 as it was in the comparable period in 2003. This was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Amortization remained at CDN$0 for the quarter ended June 30, 2004. No new fixed assets where acquired.

Research and development expenses remained at CDN$0 for the quarter ended June 30, 2004. This was primarily due to management's focus on merger/acquisition activities and the cessation of research and development activities.

The loss per common share remained at CDN $0.06 per share for the quarter ended June 30, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine Month Period Ended June 30, 2004 Compared to Nine Month Period Ended June 30, 2003

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Overall operating expenses increased from CDN $656,778 for the nine months ending June 30, 2003 to CDN $679,569 in the comparable period in 2004, an increase of .035%. Loss for the nine months increased from CDN $656,778 for the nine months ended June 30, 2003 to CDN $656,778 in the comparable period in 2004.

General and administrative expenses decreased from CDN $615,337 for the nine months ended June 30, 2003 to CDN $426,272 in the comparable period in 2004, a decrease of 69.27%. This decrease was largely due to the cancellation of a one time debt of CDN $230,716 to one former director and the current directors plus the recognition of legal and accounting fees associated with a prospective business transaction. These creditors forgave this debt during the 2nd quarter of 2003.

Selling and marketing expenses remained at CDN $0 for the nine months ended June 30, 2004 as it was in the comparable period in 2003.This was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Research and development expenses remained at CDN $0 for the nine months ended June 30, 2004 as it was in the comparable period in 2003. This was primarily due to management's focus on merger/acquisition activities and the cessation of research and development activities.

Amortization remained at CDN$0 for the nine months ended June 30, 2004. No new fixed assets where acquired.

The loss per common share increased to CDN $0.18 per share for the nine months ended June 30, 2004 from CDN $0.17 comparable period in 2003.

                                NOTICE TO READER

We, the management, have compiled the consolidated balance sheet of PeakSoft Multinet Corp. as at 30 June 2004 and the consolidated statements of operations and deficit and changes in cash flows for the quarter then ended. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information nor attempted to determine whether the statements contain departures from Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. Our auditor has not reviewed these financial statements.


/s/ T. W. Metz
--------------
Timothy W. Metz
President/CEO/Chairman
Bellingham, WA, U.S.A.
12 August 2004

Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
June 30, 2004 and 2003

-----------------------------------------------------------------------------------------------------------
                                                               Quarter            Quarter             Year
                                                                Ended              Ended             Ended
                                                               June 30            June 30            Sep 30
                                                                2004                2003              2003
                                                                  $                  $                 $
-----------------------------------------------------------------------------------------------------------
Assets

              Current Assets:

              Cash                                                  820               666               474
              Prepaids and deposits                                  --             5,000             5,000
              ---------------------------------------------------------------------------------------------

                                                                    820             5,666             5,474

Liabilities and Shareholders' Equity

              Current Liabilities:

              Accounts Payable and Accrued Liabilities        4,077,096         3,490,627         3,402,180
              Notes Payable                                   4,900,744         4,900,744         4,900,744
              ---------------------------------------------------------------------------------------------

                                                              8,977,840         8,391,371         8,302,924

              Shareholders' Equity:

              Share capital                                   9,019,271         9,019,271         9,019,271

              Accumulated deficit                            17,996,290        17,404,976        17,316,721
              ---------------------------------------------------------------------------------------------

                                                             (8,977,019)       (8,385,705)       (8,297,450)

              ---------------------------------------------------------------------------------------------
                                                                    820             5,666             5,474
              ---------------------------------------------------------------------------------------------

Consolidated Statement of Operations and Deficit (in Canadian dollars) (Prepared by Management - Unaudited)
Nine Months Ended June 30, 2004 and 2003

-------------------------------------------------------------------------------------------------------------------------------
                                                Quarter          Quarter         Nine Months       Nine Months         Quarter
                                                 Ending           Ended             Ending            Ended            Ending
                                                June 30,         June 30,          June 30,          June 30,         31-Mar-04
                                                  2004             2003              2004              2003
                                                   $                $                 $                 $
-------------------------------------------------------------------------------------------------------------------------------
Operating Expenses:
              General and administration         123,648          121,240           426,272           615,337           302,624

-------------------------------------------------------------------------------------------------------------------------------
Loss before the undernoted                       123,648          121,240           426,272           615,337          (302,624)

Interest on short-term notes                      90,719           90,719           273,153           272,157          (182,434)
Other Income                                          --                            (19,855)                            (19,855)
Debt settlement with creditors                        --               --                --          (230,716)               --

-------------------------------------------------------------------------------------------------------------------------------
Loss                                             214,366          211,959           679,569           656,778          (465,203)

Deficit, beginning of period                  17,781,924       17,193,017        17,316,721        16,748,199        17,316,721

-------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                        17,996,290       17,404,976        17,996,290        17,404,976        17,781,924
===============================================================================================================================

Loss per common share                               0.06             0.06              0.18              0.17              0.12

Shares Outstanding                             3,830,974        3,830,974         3,830,974         3,830,974         3,830,974

Statement of Cash Flows (in Canadian dollars)
(Prepared by Management - Unaudited)
Nine Months Ended June 30, 2004 and 2003

-----------------------------------------------------------------------------------------------------
                                                Quarter        Quarter     Nine Months    Nine Months
                                                 Ending         Ended         Ending         Ending
                                                June 30,       June 30,      June 30,       June 30,
                                                  2004           2003          2004           2003
                                                   $              $              $              $
-----------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
              Net earnings (loss)               (214,366)      (211,959)      (679,569)      (656,777)

              Change in non-cash operating       215,335        230,098        679,915        614,250
                   working capital
              ---------------------------------------------------------------------------------------
                                                    (969)       (18,139)           346         42,527
              ---------------------------------------------------------------------------------------

Financing:
              Issuance of notes payable               --          7,500             --          7,500

              ---------------------------------------------------------------------------------------
                                                      --          7,500             --          7,500
              ---------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                (969)       (10,639)           346        (50,027)

Cash, beginning of period                          1,789            571            474         48,043

-----------------------------------------------------------------------------------------------------
Cash, end of period                                  820            666            820            666
=====================================================================================================

PEAKSOFT MULTINET CORPORATION

Consolidated notes to the Consolidated Financial Statements

(Prepared by Management - Unaudited)

Nine Months Ended 30 June 2004 and 2003

The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facilities.

1.    Continuing operations:

      These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.    Significant accounting policies:

      (a)   Principles of consolidation:

            The consolidated financial statements include the accounts of the Company and its wholly owned American subsidiary, PeakSoft Multinet Corp.-USA. All significant inter-company transactions and balances have been eliminated on consolidation.

      (b)   Revenue recognition:

            Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

      (c)   Foreign currency translation:

            Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

      (d)   Research and development:

            Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

      (e)   Use of estimates:

            The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

      (f)   Financial instruments:

            The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

PEAKSOFT MULTINET CORPORATION

Consolidated notes to the Consolidated Financial Statements

(Prepared by Management - Unaudited)

Nine Months Ended 30 June 2004 and 2003

3.    Notes payable:

                                                                            2004            2003
                                                                              $               $
                                                                          -------------------------
         Notes payable bearing interest at 12% per annum
         with interest paid quarterly, and specific repayment terms.       4,900,744      4,900,744
                                                                          =========================

4.    Deferred funds on proposed business transactions

      The company received funds from another corporation to assist in future business endeavors.

5.    Share capital:

                                                                            Shares          Amount
                                                                              #                $
                                                                          -------------------------
      Authorized:
      Unlimited voting common shares without par value

      Issued:
      Balance, 01 October 1994                                                82,036         94,580
      Issued amount year ended 30 September 1995:
               Issued to founders                                            293,018             --
               Issued for cash                                               324,287        948,865
               Issue for services and technology                              19,407         45,700
               Less share issuance costs                                          --
                                                                                           (193,278)
      Issued amount year ended 30 September 1996:
               Issued for cash                                               143,893        667,500
               Issued for services and technology                            213,026      1,835,537

      Issued amount year ended 30 September 1997:
               Issued for cash                                               443,158      2,496,498
               Issued for services and technology                             11,855         75,969
               Less share issuance costs                                          --       (191,916)
      Issued amount year ended 30 September 1998:
               Issued for cash                                               211,497        623,281
      Issued amount year ended 30 September 1999:
               Issued for cash                                             2,052,743      2,981,847
               Less share issuance costs                                          --       (429,128)
      Issued amount year ended 30 September 2000:
               Issued for services                                            36,054         63,816
                                                                           ------------------------

             Balance, 30 September 2003, 2002 and 2001                     3,830,974      9,019,271
                                                                           ========================

6.    Fair value of financial instruments:

      The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

      (a)   Short-term financial assets and liabilities:

            The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

      (b)   Long-term financial liabilities:

            The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values.

PEAKSOFT MULTINET CORPORATION

Consolidated notes to the Consolidated Financial Statements

(Prepared by Management - Unaudited)

Nine Months ended 30 June 2004 and 2003

7.    Loss on investment

      In the fiscal year 2003, the company discovered loans advanced to a related company, were advanced by some of the shareholders, on behalf of PeakSoft Multinet Corporation and was to be repaid by PeakSoft Multinet Corporation. The amount was disputed but it was eventually verified that the related company did in fact receive the amount and that PeakSoft Multinet Corporation was responsible for the repayment of the advanced amount of USD$1,023,090 was verified.

      This amount was included in a debt conversion agreement. As a result, the amount has been included in the 2001 comparatives and has been adjusted in these 2002 financial statements with retroactive effect.

8.    Loss per common share:

      Loss per common share is based on the weighted average number of common shares outstanding during the year.

9.    Related party transactions:

      The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                           2004          2003
                                                             $             $
                                                          --------------------

      Salaries to directors and officers                  318,754      325,192
      *Interest accrued on notes due to shareholders      273,153      272,157
                                                          --------------------

                                                          591,907      597,349
                                                          ====================

      These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

      The officers of PeakSoft Multinet Corp have a contracted salary and benefit liability amount of CDN $425,250 for the year 2004.

      Subsequent to the quarter ended 30 June 2004, the amount of CDN $25,953 was paid to Forbes, Boyle and Patterson, Barristers & Solicitors for services rendered over prior periods. The amount of USD $29,452 was paid to Gordon Gee, Chartered Accountant, for services rendered over prior periods as well. These payments where made by Alma Inc., a company incorporated in Japan. The payments were made by Alma Inc. in anticipation of a merger with PeakSoft Multinet Corp.

10.   United States GAAP reconciliation:

      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

      (a)   Loss and loss per share:

                                                         2004            2003
                                                           $               $
                                                      ------------------------

      Loss in accordance with Canadian GAAP             679,569        656,778
                                                      ========================

      Loss in accordance with United States GAAP        679,569        656,778
                                                      ========================

      Loss per common share                           $    0.18      $    0.17
                                                      ========================

      Weighted average number of shares used
      for calculation                                 3,830,974      3,830,974
                                                      ========================

PEAKSOFT MULTINET CORPORATION

Consolidated notes to the Consolidated Financial Statements

(Prepared by Management - Unaudited)

Nine Months Ended 30 June 2004 and 2003

      (b)   Balance sheet:

            The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                                  30 June 2004                      30 June 2003

                                            Canadian         United States     Canadian       United States
                                            GAAP                 GAAP            GAAP              GAAP

                                                 $                $                $                 $
                                            --------------------------------------------------------------
                  Accumulated deficit        17,996,290       17,174,061       17,404,976       16,582,747
                                            ==============================================================

      (c)   Statement of cash flows:

            Cash used in operations and cash provided by financing activities would decrease by 2004 - $ nil and 2003 - $ nil.

      (d)   Research and development:

            In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

      (e)   Stock based compensation:

            The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans.

      The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

                                                  2004            2003
                                                    $               $
                                                -----------------------
      Loss - as reported                        679,569         656,778
      Loss per common share - as reported          0.18            0.17
      Loss per common share - adjusted             0.18            0.17

      The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                  2004             2003
                                                -----------------------
      Expected dividend yield                        0%               0%
      Expected stock price volatility              n/a.             n/a.

      Risk-free interest rate                      n/a.             n/a.
      Expected life of options                     n/a.             n/a.

PEAKSOFT MULTINET CORPORATION

Consolidated notes to the Consolidated Financial Statements

(Prepared by Management - Unaudited)

Nine Months Ended 30 June 2004 and 2003

      (f)   Taxation:

            For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

11.   Commitments:

      There are no other commitments outstanding not already reported elsewhere in these notes to the financial statements.

12.   Income taxes:

      The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,500,000 in the United States and CDN $11,500,000 in Canada.

      The following is subject to regulatory and shareholder approval:

      (a) The Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at this quarter end, the liabilities and shareholders' equity on the balance sheet would approximately be as follows:

                                            2004              2003
                                             $                  $
                                        -----------------------------
            Liabilities                          --                --

            Shareholder's Equity
            Share Capital                18,038,542        18,038,542
            Accumulated Deficiency      (17,996,290)      (17,404,976)
                                        -----------------------------

                                             42,252           633,566
                                        =============================

      (c) Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 26,973,525 shares outstanding.

14.   Comparative figures:

Certain of the comparative amounts have been reclassified to conform to the financial presentation adopted in the current fiscal year.

Company Information:

Corporate Headquarters

PeakSoft Multinet Corp
3930 Meridian Street, Suite C117
Bellingham, WA 98226
USA
Tel: (360) 961-1419   Fax: (360) 647-5960

Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft Multinet Corp. common stock is listed on the TSX under symbol PKS.

Auditor

Gordon K. W. Gee, Chartered Accountant
#101 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 273-7575 Fax: (604) 273-8475

Transfer Agent

Computershare Trust Company of Canada, Calgary, Alberta

Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director

Management

Timothy W. Metz, Chief Executive Officer and President